UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2015

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐          No ☒

Contacts in Santiago, Chile	October 29, 2015

Andrés Wainer, Chief Financial Officer
Paula Vicuña, Head of Investor Relations
(56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Third Quarter of 2015

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include figures in nominal local currency.

Consolidated Sales Volume for the quarter was 186.1 million unit cases, decreasing 1.1%. Accumulated Consolidated Sales Volume reached 586.3 million unit cases, a 0.8% decrease.

Consolidated Net Sales for the quarter amounted to Ch$433,342 million, representing a 1.9% growth. Accumulated Consolidated Net Sales amounted to Ch$1,346,823 million, representing a 6.9% growth.

Consolidated Operating Income(1) for the quarter reached Ch$40,041 million, increasing 13.6%. Accumulated Consolidated Operating Income reached Ch$145,102 million, a 25.8% growth.

Consolidated EBITDA(2) increased 5.3% reaching Ch$65,174 million during the quarter. Accumulated Consolidated EBITDA reached Ch$220,783 million, a 14.9% growth.

Net Income for the quarter reached Ch$12,909 million, which represents a 66.8% growth. Accumulated Net Income reached Ch$57,662 million, a 59.0% growth

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“As in the first half of the year, in this third quarter we continue showing positive results in the four franchises where we operate, resulting from improvements in efficiencies and productivity of our operations. We achieved Operating Income and EBITDA growths despite the negative impact of the currency devaluations in the countries where we operate, affecting our dollarized costs. In addition, we faced the negative impact on the consolidation of figures resulting from the strong devaluation of the Brazilian real on the Chilean peso. Despite this, the Company’s EBITDA margin in this third quarter continued its expansion path. However, the macroeconomic environment in all countries where we operate has been weakening in recent months.

In terms of market share, we continue on the path of the first half of the year, showing improvements of this indicator in our operations in Brazil, Chile and Paraguay and with no variation in Argentina. This was not only due to the execution quality and service level of our operations, but also leveraged on the brand positioning strategies we have developed and on market service systems we have been perfecting daily.

Finally, I would like to highlight the successful marketing strategy that we launched in Chile during the first half of the year, called Masterbrand. This strategy joins the Coca-Cola brand in a single brand with four options, seeking to democratize the light versions of the product and increase their coverage, resulting in increased sales of these products.”

(1)  Operating Income considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)  EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

3rd Quarter 2015 vs. 3rd Quarter 2014

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 11.5%, 56.0%, 17.3% and 24.1%, respectively. Regarding the Chilean Peso, the Argentine Peso appreciated 5.2%, the Brazilian Real depreciated 24.8%, and the Paraguayan Guaraní depreciated by 5.5%. This generated a negative accounting impact on the conversion of figures from Brazil.

Consolidated Sales Volume for the quarter reached 186.1 million unit cases, decreasing 1.1% with respect to the same period of 2014, explained by a slight contraction in soft drink volumes, which was not able to be offset by the growth of the other categories. Our Sales Volume was affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, mainly in Brazil.

Net Sales reached Ch$433,342 million, a 1.9% growth, explained by price increases in all the franchises where we operate, and partially offset by the depreciation of the Brazilian Real with respect to the Chilean Peso.

Operating Costs decreased 0.7%, which is mainly explained by (i) the depreciation of local currencies regarding the U.S. Dollar, which has a negative effect on the value of U.S. Dollar denominated raw materials, (ii) increased sales, having a direct incidence over concentrate costs; and (iii) higher labor costs in Argentina. The foregoing was partially offset by (i) the effects of lower volumes and translation of figures from our subsidiary in Brazil and (ii) a lower cost of sugar in Paraguay.

Selling, General and Administrative Expenses (SG&As) increased 4.0% mainly due to (i) local inflations, particularly in Argentina, which affects the majority of these expenses, specially labor costs and (ii) greater labor costs in Brazil, Chile and Paraguay.  The foregoing was partially offset by lower marketing expenses in Brazil and Chile.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$40,041 million, a 13.6% growth.  Operating Margin was 9.2%.

Consolidated EBITDA amounted to Ch$65,174 million, an increase of 5.3%.  EBITDA Margin was 15.0%, an increase of 50 basis points compared to the previous year.

Net Income Attributable to the Controllers for the quarter was Ch$12,909 million, an increase of 66.8% regarding the previous year, with which net margin reached 3.0%.

SUMMARY BY COUNTRY: ARGENTINA

3rd Quarter 2015 vs. 3rd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 11.5%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it appreciated by 5.2% generating a positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

Sales Volume for the quarter increased 1.2%, reaching 53.8 million unit cases, explained by the growth in the juices and waters categories.  Our soft drinks market share reached 61.9 points, remaining flat with respect to same period of the previous year.

Net Sales reached Ch$154,670 million, a 40.6% increase, explained by the implementation of price increases, volume growths and the positive effect of the appreciation of local currency regarding the reporting currency upon consolidation of figures.  In local currency, Net Sales increased 33.8%.

Operating Costs increased 34.6%, explained by (i) increased sales, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly as a consequence of local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. In local currency Operating Costs increased 28.3%.

SG&A expenses increased 39.3%, principally explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties. In local currency SG&A expenses increased 32.2%.

The foregoing effects led to an Operating Income of $14,390 million, a 102.0% growth. Operating Margin was 9.3%. In local currency Operating Income increased 91.7%.

EBITDA amounted to Ch$20,049 million, reflecting a 69.1% growth. EBITDA Margin was 13.0%, expanding 218 basis points regarding the previous year. On the other hand, in local currency, EBITDA increased 60.5%.

SUMMARY BY COUNTRY: BRAZIL

3rd Quarter 2015 vs. 3rd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 56.0% against the US Dollar, having a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 24.8%, which has a significant negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 65.3 million unit cases, dropping 4.7%, explained by volume contractions in all categories where we participate. Volumes during the quarter were influenced by (i) macroeconomic factors that are negatively affecting the Brazilian economy and which have an impact over consumption. Soft drinks market share in our franchises in Brazil reached 61.7 points, 80 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$132,100 million, a 23.2% decrease, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Income increased 1.9%, explained by price increases and partially offset by the negative effect of the drop in volumes.

Operating Costs decreased 24.5% explained by the effect upon translation of figures.  In local currency operating costs increased 0.2%, which in part is explained by lower sales volume, partially offset by (i) the devaluation effect of the Brazilian Real over our costs expressed in US Dollars, and (ii) increased sales, which has a direct incidence over concentrate costs.

SG&A Expenses decreased 22.3% in the reporting currency.  In local currency, SG&A Expenses increased 2.7% which in part is explained by increased labor costs and partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of Ch$13,670 million, a 16.6% decrease.  Operating Margin was 10.3%.  In local currency, Operating Income increased 10.4%.

EBITDA amounted to Ch$19,930 million, decreasing 20.8% with respect to the previous year. EBTDA Margin was 15.1%, an increase of 45 basis points regarding the previous year. In local currency EBITDA recorded a 4.9% growth.

SUMMARY BY COUNTRY: CHILE

3rd Quarter 2015 vs. 3rd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2014 are in nominal terms. On average during the quarter, the Chilean Peso depreciated by 17.3% against the US Dollar, which has a negative impact over our costs expressed in US Dollars.

During the quarter, Sales Volume reached 52.3 million unit cases, representing a 0.3% decrease, explained by a reduction in the juice category which was not able to be offset by the growth in soft drinks.  The juice segment was affected by the implementation of price increases, having a negative impact on market share levels.  On the other hand, volume market share for soft drinks, compared to the same period of the previous year, increased 40 basis points reaching 69.6 points during the period, mainly explained by the growth recorded in the light segment, where we have a solid leadership position.

Net Sales reached Ch$115.660 million, a 2.3% increase, explained by increased average prices.

Operating Costs increased by 2.8%, explained by the depreciation of the Chilean Peso which has a negative effect over costs expressed in U.S. Dollars, mainly sugar and PET, partially offset by the lower cost in dollars of these raw materials.

SG&A Expenses increased 1.4%, which is mainly explained by higher labor costs resulting from higher inflation and partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of Ch$9,153 million, 2.1% higher when compared to the previous year.  Operating Margin was 7.9%.

EBITDA reached Ch$19,210 million, an increase of 3.0%.  EBITDA Margin was 16.6%, which is 10 basis points higher than the previous year.

SUMMARY BY COUNTRY: PARAGUAY

3rd Quarter 2015 vs. 3rd Quarter 2014

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2014 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 24.1% with respect to the US Dollar, which has a negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 5.5%, generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

Sales Volume during the quarter reached 14.7 million unit cases, reflecting a 4.6% growth, explained by the growth of all categories where we participate. Our volume market share for soft drinks reached 67.6 points during the quarter, 500 basis points higher compared to the previous year.

Net Sales reached Ch$31,490 million, reflecting a 1.8% increase, resulting from increased volumes and prices, partially offset by the effect upon translation of figures. In local currency Net Sales increased 7.7%.

Operating Costs increased 4.4% in the reporting currency, explained by (i) the depreciation of the Paraguayan Guaraní, which has a negative effect over dollarized costs, mainly PET and caps, partially offset by the lower cost in U.S. Dollars of these raw materials, (ii)   the change in the sales mix towards distributed products which carry a higher unit cost, such as juices and flavored waters, and (iii) greater depreciation charges resulting from investments in fixed assets. This was partially offset by a lower cost of sugar. In local currency, Operating Costs increased 10.5%.

SG&A Expenses decreased 1.4% and in local currency they increased 4.6%.  This increase is mainly explained by: (i) greater labor costs and (ii) increased marketing expenses. This was not able to be offset by lower depreciation expenses.

The aforementioned effects led to an Operating Income of Ch$3,716 million, 5.0% lower compared to the previous year. Operating Margin was 11.8%.  In local currency Operating Income increased 0.3%.

EBITDA reached Ch$6,872 million a 6.6% decrease and EBITDA Margin was 21.8%. In local currency EBITDA decreased 1.3%.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$11,260 million expense, which is compared to a Ch$14,613 million expense for the same quarter of the previous year, and it is mainly explained by a lower indebtedness level in Argentina and the effect on translation of figures, given the depreciation of the Brazilian Real against the Chilean Peso.

•                  Results by Investment in Related Companies account went from a Ch$764 million loss to a Ch$1,810 million loss, mainly due to the negative variation on Proportional Equity Value (PEV) of equity investees in Brazil, especially Sorocaba.

•                  Other Income and Expenses account recorded a Ch$8,465 million loss compared to the Ch$7,346 million loss reported during the same quarter of the previous year.  This is mainly explained by greater contingency provisions and the negative effect of the UF restatement over swaps entered into by the Company in order to hedge the debt in U.S. Dollars.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$927 million loss to a Ch$3,582 million loss.  This greater loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a greater variation (1.46%) compared to that of the same quarter of the previous year (0.53%).

•                  Income Tax went from -Ch$3,825 million to -Ch$2,281 million, mainly due to lower taxes in Chile resulting from the restatement of accounts payable to foreign subsidiaries in U.S. Dollars.

BALANCE SHEET ANALYSIS

•             At September 30, 2015, the Company’s Net Debt reached US$661.5 million. This figure is calculated considering the effect of Cross Currency Swaps (“CCS”) entered into to hedge the debt in U.S. dollars.

•             Total financial assets, including the aforementioned CCS amounted to US$500.8 million. Excluding the CCS, financial assets amounted to US$266.8 million. This cash surplus is invested in short-term fixed income money markets and time deposits, and 28.6% is denominated in UFs, 20.3% in Chilean Pesos, 42.1% in Brazilian Real, 0.7% in U.S. Dollars, 5.6% in Argentine Pesos and 2.7% in Paraguayan Guaraní.

•             On the other hand, financial debt level reached US$1,162.2 million, US$575 million of which correspond to the bond issuance in the U.S. market carried out in September, 2013.  For this bond, CCS were entered into in Real and UFs so that, of the total debt, (including the CCS effect) 57.9% is denominated in UFs, 39.8% in Brazilian Real, 1.8% in Argentine Pesos, and 0.4% in U.S. Dollars.

RECENT EVENTS

•                  On September 30, 2015, in accordance with what was approved at the Company’s General Shareholders’ Meeting, the payment of an interim dividend was announced, charged to the results of the year 2015, for an amount of Ch$15.0 per Series A share and Ch$16.5 per Series B share. This dividend will be available to shareholders beginning October 29, 2014.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Third Quarter’s Results as of September 30, 2015, on Friday, October 30, 2015 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-1247 Access Code: 87604.  A replay of this conference call will be available until midnight (Eastern time) of November 12, 2015. To obtain the replay please dial: USA 877-919-4059 — International (Outside USA) 1 (334) 323-7226. Access Code: 47619220. The audio shall be available on the Company’s website: www.koandina.com beginning Tuesday, November 3, 2015.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52 million people, delivering during 2014 more than 4.7  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2015 IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	July-September 2015					July -September 2014
	Chilean	Brazilian	Argentine	Paraguayan		Chilean	Brazilian	Argentine	Paraguayan
	Operations	Operations	Operations	Operations	Total (1)	Operations	Operations	Operations	Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	52.3	65.3	53.8	14.7	186.1	52.4	68.5	53.2	14.0	188.1	-1.1%

NET SALES	115,660	132,100	154,670	31,490	433,342	113,028	171,903	109,974	30,943	425,449	1.9%
COST OF SALES	(72,324)	(81,391)	(85,614)	(20,134)	(258,885)	(70,366)	(107,849)	(63,614)	(19,282)	(260,711)	-0.7%
GROSS PROFIT	43,335	50,709	69,056	11,357	174,457	42,662	64,055	46,360	11,661	164,738	5.9%
Gross Margin	37.5%	38.4%	44.6%	36.1%	40.3%	37.7%	37.3%	42.2%	37.7%	38.7%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(34,182)	(37,039)	(54,666)	(7,641)	(133,528)	(33,699)	(47,654)	(39,237)	(7,751)	(128,342)	4.0%
CORPORATE EXPENSES (2)					(887)					(1,154)	-23.1%
OPERATING INCOME (3)	9,153	13,670	14,390	3,716	40,041	8,963	16,400	7,123	3,910	35,242	13.6%
Operating Margin	7.9%	10.3%	9.3%	11.8%	9.2%	7.9%	9.5%	6.5%	12.6%	8.3%
EBITDA (4)	19,210	19,930	20,049	6,872	65,174	18,656	25,164	11,857	7,356	61,880	5.3%
Ebitda Margin	16.6%	15.1%	13.0%	21.8%	15.0%	16.5%	14.6%	10.8%	23.8%	14.5%

FINANCIAL EXPENSE/INCOME (Net)					(11,260)					(14,613)	-22.9%
RESULTS FROM AFFILIATED					(1,810)					(764)	136.9%
OTHER INCOME/(EXPENSE) (5)					(8,465)					(7,346)	15.2%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(3,582)					(927)	286.4%
INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					14,923					11,592	28.7%

INCOME TAXES					(2,281)					(3,825)	-40.4%

NET INCOME					12,642					7,767	62.8%

MINORITY INTEREST					267					(26)	1145.2%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					12,909					7,741	66.8%
Net Margin					3.0%					1.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					13.6					8.2
EARNINGS PER ADS					81.8					49.1	66.8%

(1)          Total may be different from the addition of the four countries because of intercountry eliminations

(2)          Corporate expenses partially reclassified to the operations.

(3)          OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)          EBITDA: Operating Income + Depreciation

(5)          OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2015 IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	677.59	Exch. Rate :	577.65

	July-September 2015					July -September 2014
	Chilean	Brazilian	Argentine	Paraguayan		Chilean	Brazilian	Argentine	Paraguayan
	Operations	Operations	Operations	Operations	Total (1)	Operations	Operations	Operations	Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	52.3	65.3	53.8	14.7	186.1	52.4	68.5	53.2	14.0	188.1	-1.1%

NET SALES	170.7	195.0	228.3	46.5	639.5	195.7	297.6	190.4	53.6	736.5	-13.2%
COST OF SALES	(106.7)	(120.1)	(126.4)	(29.7)	(382.1)	(121.8)	(186.7)	(110.1)	(33.4)	(451.3)	-15.3%
GROSS PROFIT	64.0	74.8	101.9	16.8	257.5	73.9	110.9	80.3	20.2	285.2	-9.7%
Gross Margin	37.5%	38.4%	44.6%	36.1%	40.3%	37.7%	37.3%	42.2%	37.7%	38.7%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(50.4)	(54.7)	(80.7)	(11.3)	(197.1)	(58.3)	(82.5)	(67.9)	(13.4)	(222.2)	-11.3%
CORPORATE EXPENSES (2)					(1.3)					(2.0)	-34.5%
OPERATING INCOME (3)	13.5	20.2	21.2	5.5	59.1	15.5	28.4	12.3	6.8	61.0	-3.1%
Operating Margin	7.9%	10.3%	9.3%	11.8%	9.2%	7.9%	9.5%	6.5%	12.6%	8.3%
EBITDA (4)	28.3	29.4	29.6	10.1	96.2	32.3	43.6	20.5	12.7	107.1	-10.2%
Ebitda Margin	16.6%	15.1%	13.0%	21.8%	15.0%	16.5%	14.6%	10.8%	23.8%	14.5%

FINANCIAL EXPENSE/INCOME (Net)					(16.6)					(25.3)	-34.3%
RESULTS FROM AFFILIATED					(2.7)					(1.3)	101.9%
OTHER INCOME/(EXPENSE) (5)					(12.5)					(12.7)	-1.8%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(5.3)					(1.6)	-229.4%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					22.0					20.1	9.7%

INCOME TAXES					(3.4)					(6.6)	-49.2%

NET INCOME					18.7					13.4	38.8%

MINORITY INTEREST					0.4					(0.0)	991.1%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					19.1					13.4	42.2%
Net Margin					3.0%					1.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.01
EARNINGS PER ADS					0.12					0.08	42.2%

(1)          Total may be different from the addition of the four countries because of intercountry eliminations

(2)          Corporate expenses partially reclassified to the operations.

(3)          OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)          EBITDA: Operating Income + Depreciation

(5)          OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2015 IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-September 2015					January -September 2014
	Chilean	Brazilian	Argentine	Paraguayan		Chilean	Brazilian	Argentine	Paraguayan
	Operations	Operations	Operations	Operations	Total (1)	Operations	Operations	Operations	Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	168.6	206.3	167.1	44.3	586.3	166.4	219.0	161.4	44.0	590.8	-0.8%

NET SALES	368,746	446,247	439,028	94,122	1,346,823	351,081	511,181	307,737	90,506	1,259,792	6.9%
COST OF SALES	(224,200)	(268,192)	(249,535)	(57,840)	(798,448)	(213,596)	(320,344)	(178,642)	(56,282)	(768,151)	3.9%
GROSS PROFIT	144,546	178,055	189,493	36,281	548,374	137,484	190,837	129,096	34,224	491,641	11.5%
Gross Margin	39.2%	39.9%	43.2%	38.5%	40.7%	39.2%	37.3%	41.9%	37.8%	39.0%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(105,795)	(121,768)	(151,091)	(21,616)	(400,270)	(101,839)	(139,263)	(110,715)	(20,720)	(372,537)	7.4%
CORPORATE EXPENSES (2)					(3,002)					(3,805)	-21.1%
OPERATING INCOME (3)	38,751	56,287	38,402	14,665	145,102	35,646	51,574	18,381	13,503	115,298	25.8%
Operating Margin	10.5%	12.6%	8.7%	15.6%	10.8%	10.2%	10.1%	6.0%	14.9%	9.2%
EBITDA (4)	68,625	76,648	54,141	24,371	220,783	64,612	76,418	31,728	23,223	192,175	14.9%
Ebitda Margin	18.6%	17.2%	12.3%	25.9%	16.4%	18.4%	14.9%	10.3%	25.7%	15.3%

FINANCIAL EXPENSE/INCOME (Net)					(36,780)					(41,798)	-12.0%
RESULTS FROM AFFILIATED					(2,138)					745	-387.0%
OTHER INCOME/(EXPENSE) (5)					(16,960)					(15,770)	7.6%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(8,407)					(11,389)	-26.2%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					80,816					47,087	71.6%

INCOME TAXES					(23,329)					(10,924)	113.6%

NET INCOME					57,487					36,163	59.0%

MINORITY INTEREST					175					111	-57.6%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					57,662					36,274	59.0%
Net Margin					4.3%					2.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					60.9					38.3
EARNINGS PER ADS					365.5					229.9	59.0%

(1)          Total may be different from the addition of the four countries because of intercountry eliminations

(2)          Corporate expenses partially reclassified to the operations.

(3)          OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)          EBITDA: Operating Income + Depreciation

(5)          OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2015 IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	639.96	Exch. Rate :	561.54

	January-September 2015					January -September 2014
	Chilean	Brazilian	Argentine	Paraguayan		Chilean	Brazilian	Argentine	Paraguayan
	Operations	Operations	Operations	Operations	Total (1)	Operations	Operations	Operations	Operations	Total (1)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	168.6	206.3	167.1	44.3	586.3	166.4	219.0	161.4	44.0	590.8	-0.8%

NET SALES	576.2	697.3	686.0	147.1	2,104.5	625.2	910.3	548.0	161.2	2,243.5	-6.2%
COST OF SALES	(350.3)	(419.1)	(389.9)	(90.4)	(1,247.7)	(380.4)	(570.5)	(318.1)	(100.2)	(1,367.9)	-8.8%
GROSS PROFIT	225.9	278.2	296.1	56.7	856.9	244.8	339.8	229.9	60.9	875.5	-2.1%
Gross Margin	39.2%	39.9%	43.2%	38.5%	40.7%	39.2%	37.3%	41.9%	37.8%	39.0%
MARKETING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES	(165.3)	(190.3)	(236.1)	(33.8)	(625.5)	(181.4)	(248.0)	(197.2)	(36.9)	(663.4)	-5.7%
CORPORATE EXPENSES (2)					(4.7)					(6.8)	-30.8%
OPERATING INCOME (3)	60.6	88.0	60.0	22.9	226.7	63.5	91.8	32.7	24.0	205.3	10.4%
Operating Margin	10.5%	12.6%	8.7%	15.6%	10.8%	10.2%	10.1%	6.0%	14.9%	9.2%
EBITDA (4)	107.2	119.8	84.6	38.1	345.0	115.1	136.1	56.5	41.4	342.2	0.8%
Ebitda Margin	18.6%	17.2%	12.3%	25.9%	16.4%	18.4%	14.9%	10.3%	25.7%	15.3%

FINANCIAL EXPENSE/INCOME (Net)					(57.5)					(74.4)	-22.8%
RESULTS FROM AFFILIATED					(3.3)					1.3	-351.9%
OTHER INCOME/(EXPENSE) (5)					(26.5)					(28.1)	-5.6%
RESULTS BY READJUSTEMENT UNITS AND EXCHANGE RATE DIFFERENCE					(13.1)					(20.3)	-35.2%

INCOME BEFORE INCOME TAXES; AND MINORITY INTEREST					126.3					83.9	50.6%

INCOME TAXES					(36.5)					(19.5)	87.4%

NET INCOME					89.8					64.4	39.5%

MINORITY INTEREST					0.3					0.2	-38.3%
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT					90.1					64.6	39.5%
Net Margin					4.3%					2.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.1					0.1
EARNINGS PER ADS					0.6					0.4	39.5%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) OPERATING INCOME: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) OTHER INCOME/(EXPENSE): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2015 IFRS GAAP

(In nominal local currency of each period)

	July-September 2015				July-September 2014
	Chile Million	Brazil Million	Argentina	Paraguay	Chile Million	Brazil Million	Argentina	Paraguay
	Ch$	R$	Million AR$	Million G$	Ch$	R$	Million AR$	Million G$
TOTAL BEVERAGES VOLUME (Million UC)	52.3	65.3	53.8	14.7	52.4	68.5	53.2	14.0

NET SALES	115,660	689.7	2,112.3	246,989	113,028	677.0	1,579.0	229,270
COST OF SALES	(72,324)	(425.5)	(1,169.6)	(157,940)	(70,366)	(424.6)	(911.8)	(142,927)
GROSS PROFIT	43,335	264.3	942.7	89,049	42,662	252.4	667.2	86,343
Gross Margin	37.5%	38.3%	44.6%	36.1%	37.7%	37.3%	42.3%	37.7%
SELLING AND ADMINISTRATIVE EXPENSES	(34,182)	(193.1)	(747)	(59,930)	(33,699)	(187.9)	(565.0)	(57,312)

OPERATING INCOME (1)	9,153	71.2	195.9	29,118	8,963	64.5	102.2	29,031
Operating Margin	7.9%	10.3%	9.3%	11.8%	7.9%	9.5%	6.5%	12.7%
EBITDA (2)	19,210	103.9	273.2	53,880	18,656	99.1	170.2	54,594
Ebitda Margin	16.6%	15.1%	12.9%	21.8%	16.5%	14.6%	10.8%	23.8%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Chile results do not consider corporate expenses

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2015 IFRS GAAP

(In nominal local currency of each period)

	January-September 2015				January-September 2014
	Chile Million	Brazil Million	Argentina	Paraguay	Chile Million	Brazil Million	Argentina	Paraguay
	Ch$	R$	Million AR$	Million G$	Ch$	R$	Million AR$	Million G$
TOTAL BEVERAGES VOLUME (Million UC)	168.6	206.3	167.1	44.3	166.4	219.0	161.4	44.0

NET SALES	368,746	2,173.4	6,143.9	739,599	351,081	2,088.3	4,365.4	710,966
COST OF SALES	(224,200)	(1,309.2)	(3,494.4)	(454,859)	(213,596)	(1,308.0)	(2,536.8)	(442,286)
GROSS PROFIT	144,546	864.3	2,649.4	284,741	137,484	780.3	1,828.6	268,680
Gross Margin	39.2%	39.8%	43.1%	38.5%	39.2%	37.4%	41.9%	37.8%
SELLING AND ADMINISTRATIVE EXPENSES	(105,795)	(594.8)	(2,115)	(169,670)	(101,839)	(568.0)	(1,572.5)	(162,343)

OPERATING INCOME (1)	38,751	269.5	534.2	115,070	35,646	212.3	256.1	106,337
Operating Margin	10.5%	12.4%	8.7%	15.6%	10.2%	10.2%	5.9%	15.0%
EBITDA (2)	68,625	369.2	754.6	191,520	64,612	313.5	446.1	182,528
Ebitda Margin	18.6%	17.0%	12.3%	25.9%	18.4%	15.0%	10.2%	25.7%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Chile results do not consider corporate expenses

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million of constant 09/30/15 Chilean Pesos)

	09-30-2015	12-31-2014	09-30-2014 (*)	%Ch

ASSETS
Cash + Time deposits + market. Securit.	161,771	186,091	151,270	6.9%
Account receivables (net)	145,445	204,105	159,559	-8.8%
Inventories	144,262	149,728	141,978	1.6%
Other current assets	15,516	13,812	17,745	-12.6%
Total Current Assets	466,994	553,736	470,551	-0.8%

Property, plant and equipment	1,240,998	1,308,586	1,319,814	-6.0%
Depreciation	(598,053)	(595,510)	(597,461)	0.1%
Total Property, Plant, and Equipment	642,944	713,076	722,353	-11.0%

Investment in related companies	52,238	66,050	72,842	-28.3%
Goodwill	96,415	116,924	125,353	-23.1%
Other long term assets	881,768	819,387	789,546	11.7%
Total Other Assets	1,030,422	1,002,361	987,740	4.3%

TOTAL ASSETS	2,140,360	2,269,173	2,180,645	-1.8%

LIABILITIES & SHAREHOLDERS’ EQUITY	09-30-2015	12-31-2014	09-30-2014 (*)	%Ch

Short term bank liabilities	34,098	41,676	66,708	-48.9%
Current portion of bonds payable	13,439	17,624	12,459	7.9%
Other financial liabilities	3,813	8,120	21,251	-82.1%
Trade accounts payable and notes payable	221,903	284,146	200,851	10.5%
Other liabilities	66,144	58,647	38,679	71.0%
Total Current Liabilities	339,398	410,213	339,948	-0.2%

Long term bank liabilities	36,311	46,415	56,583	-35.8%
Bonds payable	709,438	657,220	648,368	9.4%
Other financial liabilities	16,601	22,981	(10,031)	-265.5%
Other long term liabilities	187,276	213,347	232,359	-19.4%
Total Long Term Liabilities	949,625	939,963	927,279	2.4%

Minority interest	20,799	21,703	21,413	-2.9%

Stockholders’ Equity	830,538	897,294	892,005	-6.9%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,140,360	2,269,173	2,180,645	-1.8%

Financial Highlights

(In million of constant 09/30/15 Chilean Pesos)

	Year to Date
	09-30-2015	12-31-2014	09-30-2014 (*)

ADDITIONS TO FIXED ASSETS
Chile	28,793	45,110	33,207
Brazil	16,730	30,280	22,635
Argentina	17,865	25,724	20,553
Paraguay	4,880	13,103	10,274
	68,268	114,217	86,669

DEBT RATIOS	09-30-2015	12-31-2014	09-30-2014 (*)

Financial Debt / Total Capitalization	0.49	0.46	0.47
Financial Debt / EBITDA L12M	2.56	2.74	2.81
EBITDA L12M / Interest Expense (net) L12M	5.35	4.58	4.81

L12M: Last twelve months

(*) To ease figure comparison we include September 30, 2014 only on this chart, since mandatory SVS information does not require it.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, October 29, 2015